20/20 GeneSystems, Inc.

9430 Key West Ave.

Rockville, MD 20850

August 1, 2018

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: John Reynolds

Re:	20/20 GeneSystems, Inc.

Amendment No. 2 to

Offering Statement on Form 1-A

Filed July, 2018

File No. 024-10816

Dear Mr. Reynolds:

We hereby submit the responses of 20/20 GeneSystems, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission set forth in the Staff’s letter, dated July 24, 2018, providing the Staff’s comments with respect to Amendment No. 2 to the Offering Statement on Form 1-A (the “Offering Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Prospectus cover page

1.	We note your response to comment 2. Please tell us the entity that will receive the 2% transaction fee that will function as a brokerage fee.

Response: The entity that will receive the 2% transaction fee is SI Securities, LLC, the Company’s placement agent. SI Securities, LLC is a FINRA member and SEC registered broker-dealer.

Summary, page 1

2.	We note your responses to comments 3, 4, 5, and 7 related to the provisions contained in your Subscription Agreement regarding exclusive forum, venue and jurisdiction provisions, and the waiver of the right to a jury trial. Please advise us why you believe these provisions are enforceable under applicable law, including any questions as to enforceability. Please also provide further risk factor disclosure, to include risks of such provisions related to increased cost.

Response: We have revised the risk factor disclosure and elsewhere in the Offering Statement to address the Staff’s comment. Please note that we have indicated that the exclusive jurisdiction provision may not be enforceable in all jurisdictions. We do not believe we can describe the enforceability of the exclusive jurisdiction provision beyond such statement because to do so would place a significant burden on the Company of knowledge of the laws (including common law) with respect to the enforceability of exclusive jurisdiction provisions of subscription agreements in each jurisdiction from which an investor in the offering may be based.

U.S. Securities and Exchange Commission

August 1, 2018

3.	Please provide an explicit statement, both in the disclosure and in the Subscription Agreement, that by agreeing to these provisions, investors will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder.

Response: We have included such statement, both in the disclosure and the Subscription Agreement.

4.	Please clarify whether these provisions apply to secondary purchasers. If not, the differences between being a primary purchaser and a secondary purchaser should be clearly delineated in the offering circular, as should how this will be implemented.

Response: The exclusive forum provision and the waiver of trial by jury provisions of the subscription agreement will not apply to secondary purchasers who are not parties to the subscription agreement. The provisions of the subscription agreement only apply to the Company and the initial subscribers. We have revised the offering circular to reflect this fact.

5.	We note your response to comment 6. Please revise risk factor disclosure and where appropriate to address the information in Sections 4(f) as to the representations of subscribers related to reviewing aspects of the company’s business.

Response: We have revised the applicable risk factor and elsewhere in the Offering Statement to add disclosure describing the information in Section 4(f) of the subscription agreement related to review of the Company’s business.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (240) 453-6339 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,

20/20 GeneSystems, Inc.

By:	/s/ Jonathan Cohen
Jonathan Cohen
Chief Executive Officer

cc:	Louis A. Bevilacqua, Esq.